1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD’S HOLLISTER OPERATION REMOVED FROM SAFETY WATCH LIST

March 23, 2011, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that further to the Company’s November 23, 2010 news release which advised that its Hollister trial mining operation had been placed on a federal safety watch list, Great Basin Gold has now received notification from MSHA, the responsible federal agency, that it has formally determined that the Hollister Mine will not be considered for a Pattern of Violation notice and so has removed the Company from that list.

Ferdi Dippenaar, Great Basin Gold President and CEO, commented: “We are pleased that this matter was quickly resolved and believe that we have demonstrated our serious commitment to the health and safety of our workforce. We remain proud of our safety record and are confident that Hollister and our other operations will continue to be safe and productive workplaces.”

Great Basin Gold is a mining company engaged in the exploration and development of gold properties. The Company is currently focused on its two emerging mines in the world’s two richest gold regions. The Hollister gold mine is located on the Carlin Trend in Nevada, USA and the Burnstone gold mine is located in the Witwatersrand goldfield of South Africa.

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services at:

Tsholo Serunye in South Africa	+27 (0) 11 301 1800
Michael Curlook in North America	+1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	+1 (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.